





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redrock Trading Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 Walton Way
(No. and Street)

(City)	(State)	30904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thane Plummer (706) 364-2567
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo LLC/PLLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street	Greenville	SC	29606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Thane Plummer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redrock Trading Partners, LLC, as of December 31st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

SUSAN Y. POE NOTARY PUBLIC EXP. June 14, 2020 COLUMBIA COUNTY, GA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDROCK TRADING PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Redrock Trading Partners, LLC
Augusta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Redrock Trading Partners, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, "the financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule

1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Elliott Davis, PLLC

Raleigh, North Carolina
March 1, 2019

REDROCK TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2018

ASSETS

Cash and cash equivlaents	$	31,366
Commissions receivable	$	7,653
Total assets	**$**	**39,019**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	300
Member's equity		38,719
Total liabilities and member's equity	**$**	**39,019**

The accompanying notes are an integral part of these financial statements.

REDROCK TRADING PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

REVENUES		
Fees	$	16,284
Interest income	$	10
Total revenues		16,294
EXPENSES		
Regulatory fees and expenses		7,690
Professional fees		9,650
Other expenses		7,884
Total expenses		25,224
Net loss	$	(8,930)

The accompanying notes are an integral part of these financial statements.

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

	Total member's equity
JANUARY 1, 2018	$ 47,649
Net loss	(8,930)
Member contributions	-
DECEMBER 31, 2018	$ 38,719

The accompanying notes are an integral part of these financial statements.

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES

Net loss	$	(8,930)
Adjustments to reconcile net loss to net cash used by operating activities:		
Net change in operating assets and liabilities:		
Commissions receivable		3,300
Liabilities		50
Net cash used by operating activities		(5,580)
CASH, BEGINNING OF YEAR		36,946
CASH, END OF YEAR	$	31,366

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1
Nature of Business and Summary of Significant Accounting Policies (As Restated)

Nature of Business

Redrock Trading Partners, LLC was formed on May 24, 2004 in the State of Arizona as a Limited Liability Corporation (LLC). The LLC was re-domiciled in Georgia on August 12, 2006. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer in April 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Revenue Recognition

The Company receives revenue for private placement fees and other miscellaneous services. Revenue is recognized when the services for the transactions are completed under the terms of each engagement and when collection is reasonably assured.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts of approximate current fair value. Financial instruments consist principally of cash and payables.

This information is an integral part of the accompanying financial statements

Note 1
Nature of Business and Summary of Significant Accounting Policies (As Restated) (Continued)

Fair Value of Financial Instruments (continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are items (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the market participants would use in pricing the asset or liability.

The carrying amounts of cash and cash equivalents, accounts payable, and accrued expenses, approximate fair value given their short-term nature.

New Authoritative Accounting Guidance

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods or services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance became effective for the Company for reporting periods beginning after December 15, 2017. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of advisory fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

In February 2016, the ("FASB") amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the effect

implementation of the new standard will have on its financial position, results of operations, and cash flows.

Note 2
Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 3
Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Rule 15c3 l requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2018, the Company had net capital, as defined, of $31,066, which exceeded the required net capital of $5,000 by $26,066. At December 31, 2018, the Company had a ratio of aggregate indebtedness to net capital less than 0.01 to 1.

Note 4
Fidelity Bond

As a FINRA member, the Company is required to maintain minimum fidelity bond coverage of $100,000. The Company possessed adequate fidelity bond coverage covering the policy year February 16, 2018 to February 16, 2019.

Note 5
Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were available to be issued and is unaware of any events requiring recognition or disclosure in the financial statements or notes thereto.

REDROCK TRADING PARTNERS, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
YEAR ENDED DECEMBER 31, 2018

Computation of Net Capital		
Total ownership equity from statement of financial condition	**$**	**38,719**
Deduct ownership equity not allowable for net capital		**-**
Total ownership equity qualified for net capital		**38,719**
Liabilities subordinated to claims of general creditors		**-**
Total nonallowable assets (Central Registration Depository and Prepaid Expenses)		**(7,653)**
Haircuts on Securities (15C3-1(F) – Short Term Certificate of Deposit)		**-**
Net capital	**$**	**31,066**
Computation of Net Capital Requirement		
(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	**$**	**20**
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		**5,000**
Net capital requirement (greater of A or B above)		**5,000**
Excess net capital		**26,066**
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	**$**	**31,066**
Computation of Aggregate Indebtedness		
Total aggregate indebtedness (Accounts payable)	**$**	**300**
Percentage of aggregate indebtedness to net capital		**1%**

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Redrock Trading Partners, LLC
Augusta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Redrock Trading Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, PLLC

Raleigh, North Carolina
March 1, 2019



Redrock Trading Partner, LLC's Exemption Report

Redrock Trading Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

> *The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Redrock Trading Partners".*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Redrock Trading Partners, LLC

I, Thane Plummer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thane Plummer

Title: Managing Director

Date: February 15, 2019

2605 Walton Way Augusta, GA 30904 Phone (706) 364-2567 Member FINRA